Curry Gold Corp

February 25, 2010

To:	Tarik Gause
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Curry Gold Corp
Amendment No. 1 to Form S-1
Filed January 6, 2010
File No.: 333-164222

Dear Mr. Gause:

The following are the company’s responses and revisions to its filing pursuant to your letter dated February 1, 2010:

General

1.
Please revise throughout to remove marketing and other statements which by their nature are impossible to substantiate. For example, we note your statement on pager 18 that “Currywurst is a classic meal at any time for the hungry clubber during night out” and your statement on page 19 regarding Germans in New York “who would with memories of home love to eat an original Currywurst.” Please delete these and other instances of marketing from the registration statement.

As requested the marketing statements have been removed throughout the Registration Statement.

Cover Page

2.	We note that your registration fee has been calculated in accordance with Rule 457. In your next amendment, please state the exact provision of Rule 457 you relied upon.

On page 2 we added the following provision to Rule 457 which was relied upon:

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”).

Summary, page 5

3.
Please revise to include the dollar amount of expenses which you believe your officers will provide over the next nine months and file the agreement whereby they agree to provide that funding with the next amendment.

The dollar amount of expenses our officers will provide over the next nine months has been added to the summary and elsewhere in the Registration Statement. The loan agreement has been filed as an exhibit.

Our Business, page 6

4.
We note your statement that you “will serve” items out of a catering van and the catering van “holds” certain machinery. Given that you do not yet own a catering van, please revise to make these statements aspirational rather than factual. Make similar changes elsewhere in the registration statement as appropriate.

As requested certain statements have been revised or removed throughout the Registration Statement.

Risk Factors

5.
Please create a risk factor to discuss the risk that your officers have no previous experience managing a public company, including the risk such limited experience poses to having acceptable internal controls surrounding financial reporting.

The following risk factor has been added to page 9 of the Registration Statement:

Our officers have no previous experience in managing a public company, and we do not have any employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees.  During the course of our testing, we may identify other deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.  In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.  If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

6.	In addition, please add a risk factor to discuss the risks associated with the fact that Messrs. Timm and Pollmann will dedicate only a limited number of hours each week or month to the company.

The following risk factor has been added to page 9 of the Registration Statement:

Mr. Timm, our President, and Mr. Pollmann, our VP, have other outside business activities which take up most of their time. Since we are in the early stages of our business, Mr. Timm devotes only approximately 5-10 hours per week, Mr. Pollmann 2-3 hours per month, to managing our affairs. However, our operations may be sporadic and occur at times which are not convenient to Mr. Timm and Mr. Pollmann, which may result in periodic interruptions or suspensions of our business plan. If the demands of the company’s business require the full business time of our President and VP, they are prepared to adjust their timetables to devote more time to the company’s business. However, they may be unable to devote sufficient time to the management of the company’s business, which could result in periodic interruptions in the implementation of the company’s plans. Such delays could have a significant negative effect on the success of our business.

7.
Please add risk factors for the following risks or tell us why they are not applicable: the risk that litigation and/or bad publicity from someone getting ill after eating your product might put your company out of business; the risk that you are not able to patent the product or restrict other s from providing currywurst in any way; the risk that your Currywurst might not taste like the product customer remember and thus they will fail to become repeat customers (since you say there are regional variations); the risk that adding the expenses of being a public company and also of importing the curry powder and ketchup from Berlin might cause you to have to price your product in such a way that it will fail to attract customers; and the risk that if your product is successful it will attract so many competitors, including competitors who currently sell the product in Germany, that you will be unable to grow.

The following risk factors have been added to page 11 of the Registration Statement:

12. Litigation and or bad publicity from someone getting ill after eating our product may put us out of business.

Customers may become ill after eating our products which could lead to possible litigation against the Company and potentially put us out of business. Furthermore bad publicity from someone that became ill after eating our product could damage our reputation to a point where no one would purchase our products and our business would fail.

13. We are not able to patent our product.

Patents may be important assets for us however not attainable for the food products we intend to sell. Competitors selling currywurst products are outside of our control making patenting or protecting our products unachievable. Curry Gold Corp is not able to patent its intended currywurst product or restrict other food service companies from selling currywurst as there are numerous food catering companies already selling currywurst in Germany and abroad. There are a limited number of suppliers of the currywurst sausage in which these suppliers distribute their product through our competitors.

14. Our currywurst product may not taste like the currywurst they are accustomed to and will not become repeat customer.

A critical key to our success and ability to expand is to have our initial customers become repeat customers. Repeat customers are an important form of advertising for Curry Gold Corp. If our currywurst product does not taste like the currywurst they are accustomed to they may not become repeat customers and furthermore may tell others not to buy our products.

15. Costs associated with being a public company and importing ingredients might cause us to price our product in such a way that it will fail to attract customers.

We may incur significant costs associated with public company reporting requirements and importing our currywurst spice ingredients from Berlin. Costs associated with being a pubilic reporting company include newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We may not be able to absorb these costs of being a public company and importing our currywurst spice ingredients which may cause us to price our product in such a way that we will fail to attract customers. This could negatively affect our business operations and cause us to cease operations.

16. If our currywurst product is successful it will attract competitors, including competitors from Germany, that will make expansion of our business difficult.

If our currywurst product is successful it will attract competitors, including competitors from Germany that will make expansion of our business difficult. Achieving profitability would be unlikely and could have a material adverse effect on our business, financial condition and results of operations.

Business, page 18

8.	Please revise this section extensively to eliminate unsubstantiable statements such as that your menu items taste “great” and that Currywurst is a “wonderful” alternative to burgers.

We have revised this section extensively and eliminated unsubstantiable statements throughout the Registration Statement.

9.	Please revise to disclose how you intend to use “high quality ingredients” by describing what makes them high quality and how you intend to acquire them.

We are not able to substantiate high quality ingredients and have removed this from the last paragraph on page 20.

10.
We note that your sauce composed of ketchup and curry spice is reduced fat. Isn’t that true of all ketchup and spices? If so, please disclose this, and disclose whether the sausages you intend to use are also reduced fat.

In the last paragraph on page 20 we have removed the wording stating that our sauce composed of ketchup and curry spice is reduced fat. We have also disclosed that the sausages we intend to use are not fat free

11.	Please revise to disclose your anticipated pricing and the amount of revenues you believe you will have to have in order for your cart to break even.

We have added a revenue section on page 21 estimating how much revenue will be needed for a cart to break even.

12.	Please summarize you franchising agreement in the next amendment and file it as an exhibit.

We have revised the Registration Statement to clarify the intention of the Company to offer franchises in the future if the Company sees fit after a successful trial. If the Company decides to offer franchises appropriate disclosures will be made with drafts of any proposed agreements being attached as exhibits to that disclosure.

The success of the company, page 9

13.	Please revise this risk factor to discuss the fact that there is no employment agreement in place with Messrs. Timm and Pollmann.

As requested the following paragraph has been added to the risk factor on page 9:

The Officers of our company, Mr. Timm and Mr. Pollmann, are not covered by employment contracts and can terminate their relationship with us at any time.  They are not subject to non-competition agreements which would survive termination of employment.  We do not have “key person” insurance coverage for the loss of Mr. Timm and Mr. Pollmann. The departure of Mr. Timm and Mr. Pollmann could have negative adverse effects on our business and cause it to fail.

Signatures, page 45

14.
You have only included a signature by the registrant. In your next amendment, please include an additional signature block for signatures from principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of your board of directors. Refer to the Instructions for Form S-1.

As requested an additional signature block has been added to include Principal Executive Officer, Principal Financial Officer and Controller.

Thank you for your diligent review of this file. If any further questions or comments should arise, feel free to contact Michael M. Kessler, counsel for the Registrant, at (916) 239-4000.

Sincerely,

/s/ Soenke Timm

Soenke Timm
President